Mail Stop 3561

May 21, 2008

Li Xipeng, Chief Executive Officer
China Infrastructure Investment Corporation
Room 42, 4F, New Henry House
Cenral, Hong Kong

> **Re: China Infrastructure Investment Corporation**
> **Item 4.01 Form 8-K**
> **Filed May 14, 2008**
> **File No. 000-51081**

Dear Mr. Xipeng:

We have completed our review of your Form 8-K and have no further comments at this time.

If you have any questions, please call me at (202) 551-3832.

Sincerely,

Joshua Thomas
Staff Accountant

CC: Matthew Ogurick
Via fax to (305) 358-7095